UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2013, OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, The Procter & Gamble Company, 1 Rue du Pre De La Bichette, P.O. Box 2696, 1211 Geneva 2, Switzerland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

                Procter & Gamble
                International Stock
                Ownership Plan

                      Financial Statements as of June 30, 2013
                      and 2012, and for the Years Ended
                      June 30, 2013, 2012, and 2011, and
                      Report of Independent Registered
                      Public Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2013 and 2012	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2013, 2012, and 2011	3

Notes to Financial Statements as of June 30, 2013 and 2012, and for the Years Ended June 30, 2013, 2012, and 2011	4-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Procter & Gamble Company
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble International Stock Ownership Plan (the “Plan”) as of June 30, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2013 and 2012, and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
September 24, 2013

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2013 AND 2012

	2013	2012

ASSETS:
Cash	$ 6,379,321	$ 3,265,209

Investments — at fair value:
The Procter & Gamble Company common stock —
13,851,398 shares (cost $817,261,458) at June 30, 2013;
13,780,784 shares (cost $781,733,819) at June 30, 2012;	1,066,419,137	844,073,018
The J.M. Smucker Company common stock —
10,827 shares (cost $472,773) at June 30, 2013;
13,241 shares (cost $529,386) at June 30, 2012;	1,116,797	999,946
Money market fund	-	4,022,481

Total investments	1,067,535,934	849,095,445

Receivables:
Participant contributions	8,029,413	7,192,558
Employer contributions	3,916,413	3,410,808

Total receivables	11,945,826	10,603,366

Total assets	1,085,861,081	862,964,020

LIABILITY — Benefits payable	883,194	747,065

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 1,084,977,887	$ 862,216,955

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2013, 2012, AND 2011

	2013	2012	2011

ADDITIONS:
Contributions:
Participant contributions	$ 91,357,632	$ 90,469,612	$ 88,834,062
Employer contributions	41,407,774	41,507,207	39,991,858

Total contributions	132,765,406	131,976,819	128,825,920

Investment income (loss):
Increase (decrease) in unrealized appreciation of investments	185,014,414	(55,731,506)	30,914,445
Realized gain from The Procter & Gamble Company common stock sold	32,774,991	24,066,892	15,422,205
Realized gain from The J.M. Smucker Company common stock sold	163,976	231,286	110,333
Dividends from The Procter & Gamble Company common stock	25,273,868	23,211,649	20,880,368
Dividends from The J.M. Smucker Company common stock	19,979	23,208	25,816
Interest income	21,372	32,395	-

Net investment income (loss)	243,268,600	(8,166,076)	67,353,167

Net additions	376,034,006	123,810,743	196,179,087

DEDUCTIONS:
Benefits paid to participants	(162,154,078)	(131,114,612)	(96,162,090)
Reimbursement to The Procter & Gamble Company	(515,000)	(4,000,000)	-

Net deductions	(162,669,078)	(135,114,612)	(96,162,090)

Transfer in due to plan merger	9,396,004

NET INCREASE (DECREASE)	222,760,932	(11,303,869)	100,016,997

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	862,216,955	873,520,824	773,503,827

End of year	$ 1,084,977,887	$ 862,216,955	$ 873,520,824

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2013 AND 2012, AND FOR THE YEARS ENDED JUNE 30, 2013, 2012, AND 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Procter & Gamble International Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and their country’s Plan Supplement for more complete information.

General — The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries who are not residents of the United States of America. Generally, participation varies by subsidiary or country and eligibility can begin immediately after employment and at various milestones up to one year. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Bank of America /Merrill Lynch serves as custodian and trustee of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), the rules and regulations of the U.S. Department of Labor, nor is it subject to U.S. income taxation (Note 7). The Plan’s recordkeeper is the Company.

Effective January 1, 2013, the Employee Savings and Thrift Plan — Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia), another plan sponsored by the Company that was centrally administered as the Savings and Thrift Plan (Saudi Arabia) of The Procter & Gamble Company (the “Saudi Plan”) merged into the Plan. All assets and participant accounts were transferred out of the Saudi Plan and into the Plan on January 1, 2013.

During the year ended June 30, 2012, the Plan began closing accounts past deferral in accordance with the Plan Document. Per the Plan Document, the Plan may apply the funds resulting from the account closures to defray the Company’s obligation for administrative expenses (see Note 5). If a lost member later notifies the Company of his or her whereabouts and requests the payments due under the Plan, the cash value of the amounts so applied shall be paid to him or her, as of the sales date, denominated in the currency of the participant’s jurisdiction, to the extent the Company determines it is applicable. During the year ended June 30, 2013, 1,137 participant accounts were closed for approximately 30,380 shares of Company common stock and 108 shares of the J.M. Smucker Company (“Smucker”) common stock.  Funds of $2,165,657 were deposited to a separate account and are held as cash. During the year ended June 30, 2012, 4,641 participant accounts were closed for approximately 198,761 shares of Company common stock and 1,157 shares of Smucker common stock and funds of $12,976,087 were deposited to a separate account and were held as cash or invested in a money market fund. During the years ended June 30, 2013 and 2012, $2,657,915 and $2,497,897, respectively, was reclaimed by participants. During the years ended June 30, 2013 and 2012, the Plan reimbursed the Company $515,000 and $4,000,000, respectively, for past administrative expenses incurred by the Company.

Contributions — Each year, participants may contribute up to 15% of their base compensation, as defined in the Plan. The Company contributes 50% of the first 5% of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution on the first 1% of the base compensation that the participant contributes to the Plan. Participants may be permitted to contribute a “Special Additional Deposit” as a lump sum payment.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants are only permitted to invest in Company common stock. All employee and Company contributions are converted into U.S. dollars and then invested in shares of Company common stock when funds are delivered to the custodian. Sales of Company stock may occur daily. Any dividends on shares of Company common stock are invested in additional shares of Company common stock.

The Plan’s investment in shares of Smucker common stock resulted from a 2002 transaction between the Company and Smucker.

Vesting — Participants are fully vested in all shares of common stock credited to their accounts under the Plan.

Payment of Benefits — Participants may withdraw any portion of their contributions in excess of 5% of their base compensation, at any time during the year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty five years after the year in which the contributions are made. If a participant withdraws these funds prior to the completion of five years, the Company will suspend matching of employee contributions for one year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in Company common stock and Smucker common stock.  During the years ended June 30, 2013 and 2012, the Plan also invested in a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash — Amounts shown as cash are either 1) uninvested funds held by the trustee that are to be invested daily in Company common stock or 2) the balance of account closures past deferral that are held in a separate cash account.

Administrative Expenses — Administrative expenses (i.e., investment management and record keeping expenses) of the Plan are paid by the Company as provided in the Plan Document. The Plan may reimburse the Company for certain administrative expenses (see Note 5). Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.

Payment of Benefits — Benefit payments to participants are recorded when participants elect to withdraw. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $883,194 and $747,065 at June 30, 2013, and 2012, respectively.

New Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires an additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance was effective for reporting periods beginning after December 15, 2011. The adoption did not have a material effect on the statement of net assets available for benefits, statement of changes in net assets available for benefits, or the notes to the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2013 and 2012.

Common Stocks — Valued as determined by published composite trading prices.

Money Market Fund — Valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended June 30, 2013, 2012 and 2011, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2013 and 2012.

	Assets Measured at Fair Value
	at June 30, 2013, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock
The Procter & Gamble
Company Common stock	$1,066,419,137	$-	$-	$1,066,419,137
The J.M. Smucker
Company Common stock	1,116,797	-	-	1,116,797

Total investments	$1,067,535,934	$-	$-	$1,067,535,934

	Assets Measured at Fair Value
	at June 30, 2012, Using
	Quoted Prices in	Significant	Significant
	Active Markets for	Other	Unobservable
	Identical Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock
The Procter & Gamble
Company Common stock	$844,073,018	$-	$-	$844,073,018
The J.M. Smucker
Company Common stock	999,946			999,946
Money Market Fund	4,022,481			4,022,481

Total investments	$849,095,445	$-	$-	$849,095,445

4.	INVESTMENTS

The investments held by the Plan as of June 30, 2013, 2012, and 2011, and the related unrealized appreciation for the years ended June 30, 2013, 2012, and 2011, were as follows:

	2013	2012	2011

Number of shares	13,862,225	13,794,025	13,547,631

Cost	$817,734,231	$782,263,205	$742,909,124
Market value	1,067,535,934	845,072,964	861,450,389

Unrealized appreciation	$249,801,703	$62,809,759	$118,541,265

Plan transfer in unrealized appreciation as of January 1, 2013	$1,977,530

Increase (decrease) in unrealized appreciation	$185,014,414	$(55,731,506)	$30,914,445

The realized gain on sales of Company common stock for the years ended June 30, 2013, 2012, and 2011, was determined as follows:

	2013	2012	2011

Proceeds on sales of shares	$ 161,300,977	$ 141,646,767	$ 95,448,435
Cost	128,525,986	117,579,875	80,026,230

Realized gain	$ 32,774,991	$ 24,066,892	$ 15,422,205

The realized gain on sales of Smucker common stock for the years ended June 30, 2013, 2012, and 2011, was determined as follows:

	2013	2012	2011

Proceeds on sales of shares	$ 224,715	$ 339,479	$ 173,783
Cost	60,739	108,193	63,450

Realized gain	$ 163,976	$ 231,286	$ 110,333

5.	RELATED-PARTY TRANSACTIONS

At June 30, 2013 and 2012, the Plan held 13,851,398 and 13,780,784 shares, respectively, of Company common stock with a cost basis of $817,261,458 and $781,733,819, respectively. During the years ended June 30, 2013, 2012, and 2011, the Company contributed $41,407,774, $41,507,207, and $39,991,858, respectively, to the Plan on behalf of participating employees.

During the years ended June 30, 2013, 2012, and 2011, the Plan recorded dividend income from Company common stock of $25,273,868, $23,211,649, and $20,880,368, respectively.

During the years ended June 30, 2013, 2012, and 2011, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $217,621,718, $(31,421,719), and $46,140,640, respectively.

During the years ended June 30, 2013 and 2012, the Plan made distributions of funds to the Company of $515,000 and $4,000,000, respectively. This represents reimbursement of administrative expenses paid by the Company for the Plan using funds obtained from the closing of accounts past deferral process (see Note 1).

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

7.	FEDERAL INCOME TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the trustee should be viewed as a direct custodian.

Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company and Smucker common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares. The Plan is subject to routine audits by taxing jurisdictions at any time.

THE PLAN.  Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on September 25, 2013.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:  /s/ Judy Virzi
Judy Virzi
Manager
Stock Plan Administer

EXHIBIT INDEX

Exhibit No.

       23                                                      Consent of Deloitte & Touche LLP